Bangkok Bank
ธนาคารกรุงเทพ

06015439

July 20, 2006

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2nd quarter 2006 unaudited financial statements that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

With best regards,

Bangkok Bank Public Company Limited

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

dw 7/25

Summary Statement of Assets and Liabilities

As of 30 June, 2006

ASSETS	Baht
Cash	30,887,675,050.77
Interbank and money market items	185,351,157,762.95
Securities purchased under resale agreements	15,000,000,000.00
Investment in securities, net (with obligations Baht 134,892,058,000.00)	298,857,430,511.05
Credit advances (net of allowance for doubtful accounts)	884,965,464,920.25
Accrued interest receivables	2,565,260,411.64
Properties foreclosed, net	37,243,894,727.10
Customers' liabilities under acceptances	558,583,017.14
Premises and equipment, net	31,707,313,076.11
Other assets	11,373,696,200.59
Total Assets	1,498,510,475,677.60
Customers' liabilities under unmatured bills	10,601,898,829.93
Total	1,509,112,374,507.53
LIABILITIES	
Deposits	1,250,058,690,316.32
Interbank and money market items	44,204,098,260.28
Liabilities payable on demand	5,337,783,568.54
Securities sold under repurchase agreements	5,000,000,000.00
Borrowings	20,074,759,192.15
Bank's liabilities under acceptance	558,583,017.14
Other liabilities	30,565,724,304.86
Total Liabilities	1,355,799,638,659.29
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	88,628,456,424.35
Other reserves and profit and loss account	34,993,951,653.96
Total Shareholders' Equity	142,710,837,018.31
Total Liabilities and Shareholders' Equity	1,498,510,475,677.60
Bank's liabilities under unmatured bills	10,601,898,829.93
Total	1,509,112,374,507.53

Non-Performing Loans for the quarter ended June 30, 2006	
(11.20% of total loans before allowance for doubtful accounts)	108,588,592,011.99
Required provisioning for loan loss for the quarter ended June 30, 2006	54,592,400,975.64
Actual allowance for doubtful accounts	77,241,002,664.88
Loans to related parties	26,562,945,886.81
Loans to related asset management companies	7,492,960,000.00
Loans to related parties due to debt restructuring	12,598,112,134.98
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital , permitted by the Bank of Thailand	-
Legal capital fund	135,621,434,544.25
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	5,912,207,088.57
Total liabilities	3,293,493.20
Significant contingent liabilities	
Avals to bills and guarantees of loans	10,731,175,101.57
Letters of credit	35,212,335,228.99

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

Unit : Baht

	"Unaudited" As at June 30, 2006	"Audited" As at December 31, 2005	Jun 06 - Dec 05 Increase(Decrease) %	"Reviewed" As at March 31, 2006	Jun 06 - Mar 06 Increase(Decrease) %
Assets					
Cash	30,887,675,051	34,152,169,579	(9.6)	31,827,410,679	(3.0)
Interbank and money market items	185,351,157,763	126,653,269,295	46.3	146,960,515,178	26.1
Securities purchased under resale agreements	15,000,000,000	5,100,000,000	194.1	11,500,000,000	30.4
Investment in securities, net	298,857,430,511	310,103,041,028	(3.6)	300,808,341,297	(0.6)
Loans	962,150,727,253	912,003,361,851	5.5	932,677,881,657	3.2
Accrued interest receivables	2,565,260,412	2,087,658,073	22.9	2,203,723,535	16.4
Less Allowance for doubtful accounts and for debt restructuring	(77,185,262,333)	(79,582,649,597)	(3.0)	(78,854,928,079)	(2.1)
Properties foreclosed, net	37,243,894,727	39,634,863,125	(6.0)	38,351,449,732	(2.9)
Customers' liabilities under acceptances	558,583,017	621,361,556	(10.1)	610,728,504	(8.5)
Premises and equipment, net	31,707,313,076	32,893,950,645	(3.6)	32,257,360,669	(1.7)
Other assets	11,373,696,201	9,354,114,084	21.6	11,759,463,816	(3.3)
Total Assets	1,498,510,475,678	1,393,021,139,639	7.6	1,430,101,946,988	4.8
Liabilities					
Deposits	1,250,058,690,316	1,156,530,239,957	8.1	1,153,133,898,080	8.4
Interbank and money market items	44,204,098,260	44,172,586,029	0.1	45,826,027,567	(3.5)
Liabilities payable on demand	5,337,783,569	4,773,249,876	11.8	6,330,649,712	(15.7)
Securities sold under repurchase agreements	5,000,000,000	-	100.0	31,460,000,000	(84.1)
Borrowings	20,074,759,192	21,788,100,112	(7.9)	20,722,398,624	(3.1)
Bank's liabilities under acceptances	558,583,017	621,361,556	(10.1)	610,728,504	(8.5)
Other liabilities	30,565,724,392	25,903,640,748	18.0	30,299,325,047	0.9
Total liabilities	1,355,799,638,746	1,253,789,178,278	8.1	1,288,383,027,534	5.2
Shareholders' Equity					
Paid-up share capital	19,088,428,940	19,088,428,940	-	19,088,428,940	-
Reserves and net profit after appropriation	88,628,456,424	81,882,200,720	8.2	81,882,200,720	8.2
Other reserves and profit and loss account	34,993,951,568	38,261,331,701	(8.5)	40,748,289,794	(14.1)
Total Shareholders' Equity	142,710,836,932	139,231,961,361	2.5	141,718,919,454	0.7
Total Liabilities and Shareholders' Equity	1,498,510,475,678	1,393,021,139,639	7.6	1,430,101,946,988	4.8

19/7/2006 16:29

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED

(UNAUDITED)

Unit : Baht

		June 30, 2006	March 31, 2006	Increase (Decrease) %	June 30, 2005	Increase (Decrease) %
Interest and dividend income						
Interest on loans		13,737,323,428	12,392,221,099	10.9	9,527,024,718	44.2
Interest on interbank and money market items		2,210,277,156	1,225,378,486	80.4	1,070,374,663	106.5
Investments		2,882,453,892	3,053,049,332	(5.6)	2,394,066,151	20.4
Total interest and dividend income		18,830,054,476	16,670,648,917	13.0	12,991,465,532	44.9
Interest expenses						
Interest on deposits		7,116,653,271	4,279,066,067	66.3	2,645,326,724	169.0
Interest on interbank and money market items		407,770,718	409,338,637	(0.4)	233,648,634	74.5
Interest on borrowings		775,174,904	781,850,141	(0.9)	953,030,923	(18.7)
Total interest expenses		8,299,598,893	5,470,254,845	51.7	3,832,006,281	116.6
Net interest and dividend income		10,530,455,583	11,200,394,072	(6.0)	9,159,459,251	15.0
Bad debt and doubtful accounts						
and loss on debt restructuring		1,433,372,220	1,345,175,788	6.6	1,067,322,101	34.3
Non-interest income						
Gain on investments, net		230,743,901	933,238,284	(75.3)	514,613,164	(55.2)
Fees and service income		3,527,984,253	3,638,913,045	(3.0)	3,277,298,385	7.6
Gain on exchange, net		963,205,498	762,776,625	26.3	825,053,878	16.7
Other income		682,616,177	1,097,222,070	(37.8)	540,740,660	26.2
Total non-interest income		5,404,549,829	6,432,150,024	(16.0)	5,157,706,087	4.8
Non-interest expenses						
Personnel expenses		2,743,686,878	2,502,277,640	9.6	2,339,647,037	17.3
Premises and equipment expenses		1,679,454,025	1,399,790,726	20.0	1,413,158,243	18.8
Taxes and duties		763,648,972	760,901,478	0.4	636,720,986	19.9
Fees and service expenses		870,062,611	773,005,995	12.6	607,390,887	43.2
Contributions to the Financial Institutions						
Development Fund		1,087,980,612	1,088,332,396	0.0	1,118,603,242	(2.7)
Other expenses		1,731,785,391	1,799,094,644	(3.7)	1,560,541,913	11.0
Total non-interest expenses		8,876,618,489	8,323,402,879	6.6	7,676,062,308	15.6
Income before income tax		5,625,014,703	7,963,965,429	(29.4)	5,573,780,929	0.9
Income tax expenses		1,234,371,353	2,780,319,469	(55.6)	-	100.0
Net income		4,390,643,350	5,183,645,960	(15.3)	5,573,780,929	(21.2)
Earnings per share	**Baht**	2.30	2.72	(15.4)	2.92	(21.2)
Weighted average number of ordinary shares	**Shares**	1,908,842,894	1,908,842,894	-	1,908,711,239	0.0

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30,

(UNAUDITED)

Unit : Baht

		2006	2005	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		26,129,544,527	19,189,094,219	6,940,450,308	36.2
Interest on interbank and money market items		3,435,655,642	2,079,835,373	1,355,820,269	65.2
Investments		5,935,503,224	4,887,019,662	1,048,483,562	21.5
Total interest and dividend income		35,500,703,393	26,155,949,254	9,344,754,139	35.7
Interest expenses					
Interest on deposits		11,395,719,338	5,210,459,587	6,185,259,751	118.7
Interest on interbank and money market items		817,109,355	330,133,634	486,975,721	147.5
Interest on borrowings		1,557,025,045	1,865,857,973	(308,832,928)	(16.6)
Total interest expenses		13,769,853,738	7,406,451,194	6,363,402,544	85.9
Net interest and dividend income		21,730,849,655	18,749,498,060	2,981,351,595	15.9
Bad debt and doubtful accounts					
and loss on debt restructuring		2,778,548,008	2,056,803,562	721,744,446	35.1
Non-interest income					
Gain on investments, net		1,163,982,185	361,992,590	801,989,595	221.5
Fees and service income		7,166,897,298	6,557,420,180	609,477,118	9.3
Gain on exchange, net		1,725,982,123	1,480,997,493	244,984,630	16.5
Other income		1,779,838,247	1,068,564,701	711,273,546	66.6
Total non-interest income		11,836,699,853	9,468,974,964	2,367,724,889	25.0
Non-interest expenses					
Personnel expenses		5,245,964,518	4,673,399,506	572,565,012	12.3
Premises and equipment expenses		3,079,244,751	2,621,877,639	457,367,112	17.4
Taxes and duties		1,524,550,450	1,298,819,902	225,730,548	17.4
Fees and service expenses		1,643,068,606	1,133,652,478	509,416,128	44.9
Contributions to the Financial Institutions					
Development Fund		2,176,313,008	2,237,206,484	(60,893,476)	(2.7)
Other expenses		3,530,880,035	2,619,936,614	910,943,421	34.8
Total non-interest expenses		17,200,021,368	14,584,892,623	2,615,128,745	17.9
Income before income tax		13,588,980,132	11,576,776,839	2,012,203,293	17.4
Income tax expenses		4,014,690,822	-	4,014,690,822	100.0
Net income		9,574,289,310	11,576,776,839	(2,002,487,529)	(17.3)
Earnings per share	**Baht**	5.02	6.07	(1.05)	(17.3)
Weighted average number of					
ordinary shares	**Shares**	1,908,842,894	1,908,711,239	131,655	0.0

Document No. 5

Summary of financial results
For the period ended June 30, 2006

Summary of significant items in the first half of 2006

in Million Baht

Item	H1		Y-O-Y Difference	Q2		Y-O-Y Difference
	2006	2005		2006	2005	
Net profit before tax	13,589	11,577	2,012	5,625	5,574	51
Tax	4,015	-	4,015	1,234	-	1,234
Net profit	9,574	11,577	(2,003)	4,391	5,574	(1,183)
Earnings per share	5.02	6.07	(1.05)	2.30	2.92	(0.62)
NII	21,731	18,750	2,981	10,530	9,159	1,371
NIM	3.13	2.65	0.48	2.94	2.57	0.37
ROA	1.34	1.64	(0.30)	1.19	1.57	(0.38)
ROE	13.67	18.78	(5.11)	12.41	17.49	(5.08)

in Million Baht

Item	June 2006	December 2005	Difference	June 2006	March 2006	Difference
Loans	962,151	912,003	50,148	962,151	932,678	29,473
Deposits	1,250,059	1,156,530	93,529	1,250,059	1,153,134	96,925
NPL	108,589	100,573	8,016	108,589	102,493	6,096

In the first half of 2006, Bangkok Bank reported a net profit before tax of Baht 13.6 billion, an increase of Baht 2.0 billion or 17.4 percent from Baht 11.6 billion in the first half of 2005. Corporate income tax in the period amounted to Baht 4.0 billion. As a result, net profit after tax amounted to Baht 9.6 billion, a decrease of Baht 2.0 billion, or 17.3 percent compared with the first half of 2005 when the bank benefited from corporate income tax exemption. The bank's net interest and dividend income increased by Baht 3.0 billion, resulting in an improvement in the net interest margin for the first half of 2006 to 3.13 percent from 2.65 percent in the same period last year. Non-interest income rose by Baht 2.4 billion, while non-interest expenses in the period rose by Baht 2.6 billion. Return on assets decreased to 1.34 percent from 1.64 percent in the first half of 2005 while return on equity declined to 13.67 percent.

Net profit before tax in the second quarter of 2006 amounted to Baht 5.6 billion, an increase of Baht 51 million compared with the same period last year. With corporate income tax of Baht 1.2 billion, the bank's net profit for the quarter declined by Baht 1.2 billion, or 21.2 percent, to Baht 4.4 billion. As a result, return on assets dropped to 1.19 percent while return on equity declined to 12.41 percent compared with the second

quarter of 2005. However, net interest margin increased from 2.57 percent to 2.94 percent reflecting the increase of Baht 1.4 billion in net interest and dividend income.

Earnings per share in the first half of 2006 decreased to Baht 5.02 from Baht 6.07 the first half of 2005 and declined to Baht 2.30 in the second quarter from Baht 2.92 in the same period of 2005.

Loans at the end of June 2006 amounted to Baht 962.2 billion, an increase of Baht 50.1 billion or 5.5 percent from the end of December 2005, and an increase of Baht 29.5 billion or 3.2 percent from the end of March 2006. A deposit campaign during the month of April 2006, featuring a special 10-month fixed deposit product, was well received by customers and resulted in total deposits at the end of June increasing by Baht 93.5 billion or 8.1 percent from the end of December 2005, to Baht 1,250.1 billion. Quarter-on-quarter, this represented an increase of Baht 96.9 billion or 8.4 percent

Non-performing loans, as of June 30, 2006, totaled Baht 108.6 billion, an increase of Baht 6.1 billion from the end of March 2006; and an increase of Baht 8.0 billion from December 31, 2005. The ratio of NPLs to total loans rose to 11.2 percent compared with 10.9 percent at the end of both March 2006 and December 2005.

Balance sheet items

Total assets

Total assets, as of June 30, 2006, amounted to Baht 1,498.5 billion, an increase of Baht 105.5 billion, or 7.6 percent, compared with December 31, 2005. The bank grew the loan portfolio and surplus liquidity was deployed in interbank and money market instruments and in securities repurchase transactions while the investment portfolio declined.

In Million Baht

Item	June 2006	December 2005	Difference
Total assets	1,498,510	1,393,021	105,489
Interbank and money market items	185,351	126,653	58,698
Securities purchased under resale agreements	15,000	5,100	9,900
Net investments in securities	298,857	310,103	(11,246)
Loans	962,151	912,003	50,148
Net foreclosed properties	37,244	39,635	(2,391)

Interbank and money market items and securities purchased under resale agreements

As of June 30, 2006, interbank and money market items amounted to Baht 185.4 billion, an increase of Baht 58.7 billion, or 46.3 percent, from December 31, 2005, while securities purchased under resale agreements amounted to Baht 15 billion, an increase of Baht 9.9 billion. The increase was attributable to liquidity management activities.

Net investments in securities

in Million Baht

Item	June 2006	December 2005	Difference
Debt instruments	262,316	270,855	(8,539)
Equity instruments	36,541	39,248	(2,707)

Net investments, as of June 30, 2006, amounted to Baht 298.9 billion, a decrease of Baht 11.2 billion, or 3.6 percent, from December 31, 2005, with net investments in debt instruments amounting to Baht 262.3 billion, a decrease of Baht 8.5 billion. Investments in equities amounted to Baht 36.5 billion, a decrease of Baht 2.7 billion. The investment portfolio declined with some securities having matured while some other securities were sold.

Loans

in Million Baht

Item	June 2006	December 2005	Difference
Loans	962,151	912,003	50,148
Accrued interest receivables	2,565	2,088	477
Loans and accrued interest receivables	**964,716**	**914,091**	**50,625**
Allowance for doubtful accounts	(77,185)	(79,583)	2,398
Net loans and accrued interest receivables	**887,531**	**834,508**	**53,023**

Loans, as of June 30, 2006, amounted to Baht 962.2 billion, an increase of Baht 50.1 billion, or 5.5 percent, from December 31, 2005. Loan growth was broadly based across all major customer segments, with stronger demand from the corporate sector.

Classified loans and allowance for doubtful accounts

As of June 30, 2006, the had loans and accrued interest receivables, classified in accordance with the regulations announced by the Bank of Thailand dated August 23, 2004 as 'substandard' to 'doubtful of loss' of Baht 108.7 billion compared to Baht 100.6 billion as of December 31, 2005, an increase of Baht 8.0 billion or 8.0 percent.

Classified loans and allowance for doubtful accounts

in Million Baht

	Loans & Accrued Interest Receivable*	Loans & Accrued Interest Receivable Net of Collateral Permitted by BOT **	Percent Reserves Required by BOT	Amount of Reserves Required by BOT***
Normal	840,826	368,820	1	3,688
Special Mentioned	15,236	5,134	2	103
Substandard	27,537	10,752	20	2,150
Doubtful	12,243	4,358	50	2,179
Doubtful of Loss	68,874	35,549	100	37,637
Total	**964,716**	**424,613**		**45,757**

Allowance for doubtful accounts as required by the BOT

In Million Baht

Allowance for doubtful accounts from classified loans	45,757
Revaluation allowance for debt restructuring	8,779
Total	**54,536**

Allowance for loan loss reserves

In Million Baht

Total allowance for doubtful accounts as required by the BOT	54,536
Allowance established in excess of BOT's regulations	22,649
Total	**77,185**

* Excluding interbank and money market items amounting to Baht 7.8 billion

** Excluding interbank and money market items amounting to Baht 5.6 billion

*** Excluding allowance for doubtful accounts on interbank and money market items, amounting Baht 56 million.

Allowance for doubtful accounts as of June 30, 2006, totaled Baht 77.2 billion, a decrease of Baht 2.4 billion from December 31, 2005. In this quarter the bank restructured loans of Baht 12.3 billion.

As of June 30, 2006, non-performing loans (excluding accrued interest receivables but including interbank and money market items), defined in accordance with the Bank of Thailand's regulations totaled Baht 108.6 billion, an increase of Baht 8.0 billion when compared to the end of December 2005. The ratio of NPLs to total loans increased from 10.9 percent at year-end to 11.2 percent.

In Million Baht

Non-performing loans (NPL)	108,589
Total loans used for NPL ratio calculation	969,938
NPL as percentage of total loans	11.2

Net foreclosed properties

Net foreclosed properties, as of June 30, 2006, amounted to Baht 37.2 billion, declining by Baht 2.4 billion, or 6.0 percent, from December 31, 2005, due to the sale of some foreclosed properties and to an increase in the allowance for impairment in their value.

Total liabilities

in Million Baht

Item	June 2006	December 2005	Difference
Deposits	1,250,059	1,156,530	93,529
Interbank and money market items	44,204	44,173	31
Securities sold under repurchase agreements	5,000	-	5,000
Loans	20,075	21,788	(1,713)
Other liabilities	30,566	25,904	4,662
Total liabilities	**1,355,800**	**1,253,789**	**102,011**

Liabilities, as of June 30, 2006, totaled Baht 1,355.8 billion, up by Baht 102.0 billion, or 8.1 percent, from December 31, 2005, with deposits, interbank and money market items and securities sold under repurchase agreements all increasing while borrowings declined.

Deposits

Total deposits, as of June 30, 2006, amounted to Baht 1,250.1 billion, an increase of Baht 93.5 billion, or 8.1 percent, from December 31, 2005 as a result of the introduction of the 10-month fixed deposit product in April 2006.

Interbank and money market liabilities and Securities sold under repurchase agreements

Interbank and money market liabilities, as of June 30, 2006, totaled Baht 44.2 billion, an increase of Baht 31 million from year-end. Securities sold under repurchase agreements rose by Baht 5 billion.

Borrowings

Borrowings at the end of June 2006 totaled Baht 20.1 billion, a decrease of Baht 1.7 billion, or 7.9 percent from December 31, 2005.

Shareholders' equity

Shareholders' equity, as of June 30, 2006, stood at Baht 142.7 billion, an increase of Baht 3.5 billion, or 2.5 percent, from December 31, 2005, primarily impacted by the profit from the first half of 2006 of Baht 9.6 billion, and a decline in unrealized gain on investments of 2.5 billion.

Capital fund and capital adequacy ratio in Million Baht

Item	June 2006	December 2005	Difference
Tier 1 capital	106,610	99,416	7,194
Tier 2 capital	29,011	32,412	(3,401)
Total reserves	135,621	131,828	3,793

The bank's legal capital fund, as of June 30, 2006, totaled Baht 135.6 billion, and tier 1 capital amounted to Baht 106.6 billion. The capital adequacy ratio and tier 1 capital ratio according to the of Thailand's guidelines were approximately 13.6 percent and 10.7 percent, respectively. With the inclusion of the profit from the first half of 2006, the total capital adequacy ratio and tier 1 capital ratio would be approximately 14.6 percent and 11.7 percent, respectively.

Statement of income for the first half of 2006

Net profit

Net profit for the first half of 2006 amounted to Baht 9.6 billion, a decrease of Baht 2.0 billion, or 17.3 percent from the first half of 2005. The net profit for the second quarter of 2006 totaled Baht 4.4 billion, a decrease of Baht 1.2 billion, or 21.2 percent from the same period last year. Significant items were as follows:

Net interest and dividend income in Million Baht

Item	H1		Q2	
	2006	2005	2006	2005
Interest and dividend income	35,501	26,156	18,830	12,991
• Loans	26,130	19,189	13,737	9,527
• Interbank and money market items	3,436	2,080	2,210	1,070
• Investments	5,935	4,887	2,883	2,394
Interest expenses	13,770	7,406	8,300	3,832
Net interest and dividend income	**21,731**	**18,750**	**10,530**	**9,159**
Net interest margins	3.13	2.65	2.94	2.57

In the first half of 2006, both interest and dividend income and interest expenses increased due to interest rate increases and resulted in the net interest and dividend income increasing to Baht 21.7 billion, an increase of Baht 3.0 billion or 15.9 percent from the first half of 2005. The net interest margin also improved to 3.13 percent from 2.65 percent in the first half of 2005.

Interest and dividend income increased by Baht 9.3 billion or 35.7 percent to Baht 35.5 billion with interest income from loans increased by Baht 6.9 billion, interest income from interbank and money market items increased by Baht 1.4 billion, and interest and

dividend income from investments increased by Baht 1.0 billion. Interest expenses in the first half of 2006 rose by Baht 6.4 billion or 85.9 percent to Baht 13.8 billion from the first half of 2005.

Quarter-on-quarter, net interest and dividend income in the second quarter rose by Baht 1.4 billion to Baht 10.5 billion, with the net interest margin rising to 2.94 percent from 2.57 percent. Interest and dividend income rose by Baht 5.8 billion, or 44.9 percent, while interest expenses increased by Baht 4.5 billion or 116.6 percent.

Loan provisioning and bad debt expenses

In the first half of 2006, allowance for bad debt expenses totaled Baht 2.0 billion while allowance for loss from loan restructuring amounted to Baht 822 million. As a result total loan loss provisioning expenses for the 6 months ending June 2006 amounted to Baht 2.8 billion, an increase of Baht 722 million year-on-year. Quarter-on-quarter, the increase amounted to Baht 366 million.

Non-interest income

in Million Baht

Item	H1		Q2	
	2006	2005	2006	2005
Fee and service income	7,167	6,557	3,528	3,277
Net profit from investments	1,164	362	231	515
Shared profit from investments	705	337	152	150
Net profit from foreign exchange	1,726	1,481	963	825
Other revenues	1,075	732	531	391
Total non-interest income	11,837	9,469	5,405	5,158

Non-interest income in the first half of 2006 totaled Baht 11.8 billion, an increase of Baht 2.4 billion, or 25.0 percent, from the first half of 2005, with significant items as follows:

In the first half of 2006, net gains on sale of investments amounted to Baht 1.2 billion, an increase of Baht 802 million or 221.5 percent from the first half of 2005.

Fees and service income amounted to Baht 7.2 billion, an increase of Baht 610 million or 9.3 percent compared with that in the first half of 2005, mainly from increased usage of electronic banking and credit card services.

The share of profit from investments amounted to Baht 705 million, an increase of Baht 368 million from the first half of 2005. Other revenues amounted to Baht 1.1 billion, an increase of Baht 343 million from the first half of 2005, largely from the sale of foreclosed properties.

Profits from foreign exchange in the first half of 2006 amounted to Baht 1.7 billion, an increase of Baht 245 million from the first half of 2005.

Non-interest income in the second quarter of 2006, compared to the same period last year, rose by Baht 247 million, or 4.8 percent, to Baht 5.4 billion.

Fee and service income this quarter rose by Baht 251 million, or 7.6 percent, to Baht 3.5 billion, compared with the same period in 2005, mainly from increased usage of electronic banking and credit card services.

Profits from foreign exchange in the second quarter of 2006 rose by Baht 138 million, or 16.7 percent, to Baht 963 million while other revenues rose by Baht 140 million.

In the second quarter of 2006, net profit from investments fell by Baht 284 million and share of profit from investments in subsidiaries increased by Baht 2 million.

Non-interest expenses

in Million Baht

Item	H1		Q2	
	2006	2005	2006	2005
Personnel expenses	5,246	4,673	2,744	2,340
Premises and equipment expenses	3,079	2,622	1,679	1,413
Taxes and duties	1,525	1,299	764	637
Fee and service expenses	1,643	1,134	870	607
Contribution to the Financial Institutions Development Fund	2,176	2,237	1,088	1,119
Other expenses	3,531	2,620	1,732	1,560
Total non-interest expenses	**17,200**	**14,585**	**8,877**	**7,676**

In the first half of 2006, the bank's non-interest expenses totaled Baht 17.2 billion, an increase of Baht 2.6 billion, or 17.9 percent. Significant items in this period are as follows:

Personnel expenses increased by Baht 573 million to Baht 5.2 billion compared to the first half of 2005 due to annual pay rises.

Tax liabilities increased by Baht 226 million to Baht 1.5 billion, while fee and service expenses amounted to Baht 1.6 billion, an increase of Baht 509 million in line with increased transactions.

Premise and equipment expenses totaled Baht 3.1 billion, an increase of Baht 457 million. Other expenses totaled Baht 3.5 billion, an increase of Baht 911 million, with allowance for impairment of foreclosed properties increasing by Baht 942 million.

Non-interest expenses in the second quarter of 2006 rose by Baht 1.2 billion, or 15.6 percent, compared with the second quarter of 2005.

In this quarter, personnel expenses increased by Baht 404 million, premise and equipment expenses rose by Baht 266 million, tax expenses rose by Baht 127 million, and fee and service expenses rose by Baht 263 million. However, other expenses rose by Baht 172 million due to an increase of allowance for impairment of foreclosed properties.

Corporate income tax

Corporate income tax for the six months and three months ended June 2006 amounted to Baht 4.0 billion and Baht 1.2 billion respectively, while the bank benefited from corporate income tax exemption in the corresponding periods in 2005.

Bangkok Bank Public Company Limited

Financial Statements

(Unaudited)

	Ended June 30,			
	For 3 Months		For 6 Months	
	2006	2005	2006	2005
Net income (Baht : '000)	4,390,643	5,573,781	9,574,289	11,576,777
EPS (Baht)	2.30	2.92	5.02	6.07

The Bank assured that the information in this report is correct and complete.

Signature ....

(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President

Bangkok Bank
ธนาคารกรุงเทพ

ข่าวประชาสัมพันธ์
Press Release

July 20, 2006

Bangkok Bank's pre-tax profit up by 17.4 percent for the first half year

Strong loan growth and a rise in both net interest income and non-interest income contributed to a 17.4% rise in Bangkok Bank's pre-tax profit for the first half of the year to Baht 13.6 billion, compared with the first half of last year. The bank's after-tax profit was Baht 9.6 billion, a reduction of Baht 2.0 billion compared with the first half of 2005 when the bank benefited from corporate income tax exemption.

Loans increased by 5.5% from Baht 912.0 billion at the end of 2005, to Baht 962.2 billion as at June 30, 2006. While growth was broadly based across all major customer segments, the bank saw stronger demand for lending from the corporate sector. The International Banking Group also reported good loan growth.

Despite strong competition among banks for deposit customers, total deposits at the end of June amounted to Baht 1,250.1 billion, an increase of Baht 93.5 billion, or 8.1 percent from the end of December last year.

Interest income in the first half rose by Baht 9.3 billion to Baht 35.5 billion, while interest expenses rose by Baht 6.4 billion to Baht 13.8 billion. As a result, the net interest margin in the first half of 2006 improved to 3.13%, up from 2.65% in the first half of 2005.

Non-interest income in the first half rose by 25.0% year-on-year to Baht 11.8 billion. Net gains on investment increased by Baht 802.0 million year-on-year. Fee income improved by 9.3% from the first half of 2005 to Baht 7.2 billion, largely due to increased usage of electronic banking and credit card services. Gains on foreign exchange also rose by 16.5% to Baht 1.7 billion. Non-interest expenses rose by 17.9% to Baht 17.2 billion with allowance for impairment of foreclosed properties increasing by Baht 942 million.

Bangkok Bank's President, Chartsiri Sophonpanich said the half-year result was encouraging, but cautioned that conditions might be more difficult and net interest margins could contract.

Non-performing loans increased from Baht 102.5 billion or 10.9% of total loans at the end of March 2006 to Baht 108.6 billion, equivalent to 11.2% of total loans. Provision expenses for the first half amounted to Baht 2.8 billion and total loan loss reserves at the end of June 2006 amounted to Baht 77.2 billion or 71.1 percent of non-performing loans.

Shareholders' equity rose by Baht 3.5 billion for the six-month period, to Baht 142.7 billion at the end of June 2006.

Including the first half profit, Bangkok Bank's capital adequacy ratio was approximately 14.58%, while the Tier 1 capital ratio was approximately 11.68%.

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 230-2710 โทรสาร (662) 231-4692
Bangkok Bank Public Company Limited (Bor. Mor. Jor.111)
333 Silom Road Bangkok 10500 Thailand Tel. (662) 230-2710 Fax. (662) 231-4692